

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2021

Thomas Burnell
President, Chief Executive Officer and Director
Interpace Biosciences, Inc.
300 Interpace Parkway
Parsippany, New Jersey 07054

> **Re: Interpace Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 6, 2021**
> **File No. 333-261504**

Dear Mr. Burnell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Merrill Kraines, Esq.